Exhibit 99.1

Catalyst Paper accepts bid for Snowflake mill assets

RICHMOND, BC, Dec. 18, 2012 /CNW/ - Catalyst Paper announced that it has accepted, subject to US Court approval, a binding bid from an acquisition vehicle organized by Hackman Capital and its affiliates to purchase the assets of the closed Snowflake facility and the shares of Apache Railway for US$13,460,000 and other non-monetary consideration. The buyer intends to continue to operate the Apache Railway as a going concern, and the transaction is supported by the Town of Snowflake and various local interests.

"We are pleased that this transaction has progressed efficiently and that the community's interests have been considered through the process and in the successful bid," said President and Chief Executive Officer Kevin J. Clarke. "While paper manufacturing is part of Snowflake's past, this transaction puts the asset on a path to a new future that can continue to bring value to the region."

The winning bid was made at the auction held on December 17, 2012 under the US Court-approved sale and investor solicitation procedures. The sale is expected to complete in the first quarter of 2013 and is subject to various closing conditions.  A hearing in the US Court is scheduled for December 19, 2012 to consider approval of the sale.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters set forth in this news release are forward-looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including the possibility that the required court approval for the sale will not be obtained or the other conditions to the completion of the sale will not be fulfilled, and those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2011 and report for the third quarter of 2012, which are available at www.sedar.com.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:

Brian Baarda
Vice President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice President, Treasurer & Corporate Controller
604-247-4037

Media:

Lyn Brown
Vice President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 13:14e 18-DEC-12